SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2008
(Rio de Janeiro – November 11, 2008) – PETRÓLEO BRASILEIRO S.A. – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, in accordance with generally accepted accounting practices in Brazil (BR GAAP).

Consolidated net income in the 3Q-2008 reached the record level of R$ 10,852 million, 96% above on the same period in 2007. This result was chiefly due to increased production, the higher average domestic and export oil product sales prices and the FX gain resulting from the depreciation of the Real on net assets exposed to exchange variations in the amount of R$3,478 million.

Year-to-date consolidated net income, also a new record, climbed 61% over the 9M-2007, chiefly due to the 4% increase in total production, higher average oil and oil product sales prices, reduced expenses from the pension plan and the exchange rate effects mentioned above.

Operating cash flow (EBITDA) increased by 20% over the 3Q-2007 and fell by 14% over the previous quarter. The quarter-on-quarter decline was mostly affected by the increase in government take and import costs, as well as the liquidation of inventories acquired at a higher cost in the 2Q-08.

In year-to-date terms, EBITDA grew by 24% to R$ 47,686 million. This figure, jointly with period net income of R$ 26,560 million, reflects the Company’s sound operating, economic and financial performance, ensuring funds for the Company’s investment plan.

Total oil and gas production grew by 6% year-on-year in the 3Q-2008 and 2% quarter-over-quarter, led by natural gas output in Brazil, which moved up by 22% and 3% respectively. The start-up of new wells connected to the P-52 and P-54 platforms, both in the Roncador field, in addition to the startup of the ESS-103 well in the pre-salt layer of the Campos Basin, connected to the P-34 platform, were primarily responsible for the quarterly production increase.

Brazil’s oil output reached a new monthly record of 1,897,000 barrels/day in September/08.

This document is divided into five topics:

PETROBRAS SYSTEM	Page	PETROBRAS	Page
Financial Performance	05	Financial Statements	35
Operating Performance	10
Financial Statements	24
Appendices	32

PETROBRAS SYSTEM

The consolidated capital spending for Petrobras totaled R$ 13,151 million in the 3Q-2008, 22% up on the 3Q-2007 and 23% higher than the 2Q-2008. Most of the funds were allocated to boosting future oil and gas production capacity in Brazil.

The Petrobras System’s value added was 32% higher than in the 3Q-2007 and 8% more than in the 2Q-2008. The main beneficiary was the group of shareholders who saw their share of value added increase by 63% in the 3Q-2007.

PETROBRAS SYSTEM

Statement by the CEO, José Sergio Gabrielli de Azevedo

Dear shareholders and investors,

It gives me enormous pride to announce the highest quarterly profit in the history of Petrobras. Our net income in the third quarter totaled R$ 10.9 billion, double the figure from the same period last year. This result was the product of operational excellence, growth in production, sales and capital discipline accumulated throughout the years.

In the operational area, oil production moved up 2% year-on-year in the third quarter. In September, we averaged output of 1,897,000 barrels per day in Brazil, our highest ever monthly figure. In the same period, domestic sales volume also moved up 2%, led by diesel, gasoline and fuel oil.

In addition to the increase in volumes, the favorable price environment also helped to bolster results. Although international prices began to recede during the quarter, Brent crude still, averaged US$ 115 per barrel, substantially higher than the US$ 75 average in the third quarter of 2007. Domestic oil product sales prices maintained the same trajectory as international prices, exemplified by the diesel and gasoline adjustments in May.

On the exchange front, our R$ 13.6 billion in net assets subject to exchange variations generated financial gains of R$ 3.5 billion thanks to the hefty appreciation of the U.S. dollar, which moved up by 20% against the Real in the quarter due to the worsening of the international crisis during September.

Operating cash flow measured by EBITDA totaled R$ 15.7 billion, generating more than sufficient funds to finance quarterly investments of R$ 13.1 billion, which are fundamental for ensuring production growth, the expansion and upgrading of the refineries, as well as transportation and commercialization facilities and the continuing growth of our businesses.

As a result of these investments, platforms P-51 and P-53, together with FPSO Cidade de Niterói (chartered), will add 460,000 barrels per day of production capacity in Campos Basin by next January, sustaining our growth trajectory.

In the exploration area, we moved ahead with our activities in the pre-salt layer, achieving positive results. We concluded the 1-RJS-656 well in the Iara Field in the BM-S-11 block, and discovered substantial reserves of light crude and natural gas with a recoverable volume of between 3 and 4 billion barrels. We also confirmed another giant oil and gas reserve in the BM-S-24 block, known as Jupiter, justifying our optimism regarding the pre-salt potential of the Santos Basin.

We also produced our first oil from the pre-salt layer, in the Jubarte Field in the Campos Basin, off the coast of Espírito Santo. This well will allow us to observe and analyze the conditions of the pre-salt oil in the reservoir and in the platform’s processing units, providing valuable data on the pre-salt reservoirs for our geologists and engineers.

On the international front, we participated in a discovery in the deepwater Angolan block 15/06 and initiated production in Nigeria, in the Agbami field, initiating a new and more substantial phase of production on the west coast of Africa. In addition, we acquired distribution and logistics assets in Chile, consolidating the Company’s presence in the Latin American distribution segment.

PETROBRAS SYSTEM

In recognition of its social and environmental responsibility initiatives, the Company’s’ inclusion in the Dow Jones Sustainability Index, was renewed for the third consecutive year.

In a joint effort to improve the quality of the air in Brazil’s metropolitan regions, Petrobras will be supplying S-50 diesel, which has a reduced sulphur content, to municipal bus fleets in Rio de Janeiro and São Paulo as of January 2009. It has also established a schedule to extend the supply of this cleaner fuel to all the country’s major cities within the next few years.

Despite these excellent results and prospects, the international financial crisis has led to a new scenario which will demand even greater efficiency. We are adopting important measures to reduce costs and improve our capital discipline still further to ensure that our short term projects and future growth prospects are not affected by the prevailing turbulence. Thus, we are currently revising our Strategic Plan to ensure its strength and sustainability.

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

Petrobras posted a consolidated year-to-date net income of R$ 26,560 million, 61% higher than in the same period the year before.

R$ million
		3rd Quarter				Jan-Sep

2Q-2008	2008	2007	Δ %		2008	2007	Δ %

67,014	81,482	56,572	44	Gross Operating Revenues	207,654	160,332	30
54,570	67,460	44,469	52	Net Operating Revenues	168,921	125,161	35
15,502	12,581	10,286	22	Operating Profit (1)	39,426	30,467	29
(1,802)	2,843	(1,091)	(361)	Financial Result	641	(3,161)	(120)
8,783	10,852	5,528	96	Net Income	26,560	16,459	61
1.00(3)	1.24	0.63	96	Net Income per Share(3)	3.03	1.88	62
457,401	344,092	285,333	21	Market Value (Parent Company)	344,092	285,333	21
39	31	39	(8)	Gross Margin (%)	35	40	(5)
28	19	23	(4)	Operating Margin (%)	23	24	(1)
16	16	12	4	Net Margin (%)	16	13	3
18,131	15,680	13,075	20	EBITDA – R$ million(2)	47,686	38,321	24

				Financial and Economic Indicators
121	115	75	53	Brent (US$/bbl)	111	67	65

1.66	1.67	1.92	(13)	US Dollar Average Price - Sale (R$)	1.69	2.00	(16)
1.59	1.91	1.84	4	US Dollar Last Price - Sale (R$)	1.91	1.84	4

(1)	Operating income before financial result, equity balance and taxes.
(2)	Operating income before financial result, equity balance and depreciation/amortization.
(3)	Net Income per Share was restated for purpose of comparison due to the split of shares approved on the Extraordinary General Meeting of March, 24 2008.

R$ million
	3rd Quarter					Jan-Sep

2Q-2008	2008	2007	Δ %		2008	2007	Δ %

13,557	15,562	8,993	73	Operating Income as per Brazilian Corporate Law	40,074	26,917	49
1,802	(2,843)	1,091	(361)	(-) Financial Result	(641)	3,161	(120)
143	(138)	202	(168)	(-) Equity Income Result	(7)	389	(102)

15,502	12,581	10,286	22	Operating Profit	39,426	30,467	29
2,629	3,099	2,789	11	Depreciation / Amortization	8,260	7,854	5

18,131	15,680	13,075	20	EBITDA	47,686	38,321	24

33	23	29	(6)	EBITDA Margin (%)	28	31	(3)

PETROBRAS SYSTEM	Financial Performance

The behavior of the main components of consolidated net income, in relation to the first nine months of 2007, was as follows:

• A R$ 9,477 million increase in gross profit:

		R$ million
		Change
		Jan-Sep-2008 X Jan-Sep-2007
Gross Profit Analysis - Main Items		Net	Cost of	Gross
		Revenues	Goods Sold	Profit
. Domestic Market:	- volumes sold	6,505	(4,564)	1,941
	- domestic prices	14,821	-	14,821
. International Market:	- export volumes	(1,009)	343	(666)
	- export price	9,052	-	9,052
. Increase in expenses:(*)		-	(18,835)	(18,835)
. Increase in profitability of distribution segment		1,031	(655)	376
. Increase in profitability of trading operations		4,256	(3,935)	321
. Increase in international sales		4,126	(3,411)	715
. FX effect on controlled companies abroad		2,953	(2,840)	113
. Other		2,025	386	1,639

		43,760	(34,283)	9,477

(*) Expenses Composition:	Value
- import of crude oil and oil products and gas (1)	(10,429)
- domestic Government Take	(4,751)
- generation and purchase of energy for commercialization	(1,510)
- non-oil products, including alcohol, biodiesel and other	(1,291)
- transportation: maritime and pipelines (2)	(499)
- materials, services and depreciation	(428)
- salaries, benefits and charges	(14)
- third-party services	87

(18,835)

(1) CIF Values.
(2) Expenditures on cabotage, terminals and pipelines

PETROBRAS SYSTEM	Financial Performance

• A R$ 518 million increase in operating expenses, notably:

• Selling expenses (R$ 677 million) due to higher sales volume and freight costs (R$ 324 million), the increase in provisions for doubtful debts (R$ 74 million) and expenses related to logistics and maintenance services (R$ 63 million);

• Exploration costs (R$ 671 million), from the write-off of dry and economically unviable wells (R$ 823 million), offset by the reduction in seismic costs (R$ 253 million);

• General and administrative expenses (R$ 569 million), due to the rise in personnel costs as a result of the increase in the workforce and pay rises both in Brazil and abroad (R$ 363 million), as well as third-party consulting, auditing and data processing services in Brazil (R$ 190 million).

• Other operating expenses (R$ 41 million) as a result of non-recurring expenses with the Petros Plan (R$ 1,050 million) in 2007 despite the booking of provisions for contingencies, pay rises and benefits as part of the collecting bargaining agreements, as well as contractual fines related to natural gas supply and the adjustment to market value of foreign subsidiaries’ oil product inventories (R$ 803 million).

• More than offsetting the reduction in the following expenses:

• Tax expenses (R$ 505 million), due to the elimination of the CPMF financial transaction tax as of January/08, offset by the increase in the IOF financial operations tax rate in the same month;

• Health and Pension Plan (R$ 984 million) due to the commitments assumed with the Reciprocal Obligation Agreement (R$ 697 million) in 2007;

• Reversal of the financial result (R$ 3,802 million) due to FX gains on financial investments abroad and on the use of funds held by International subsidiaries to acquire E&P equipment for use in Brazil and in commercial activities.

• An increase in the non-operating result (R$ 460 million), due to gains from changes in capital structure on controlled companies (R$ 409 million).

• Increase in income tax and social contributions (R$ 5,254 million), considering that in 2007 the Company benefited from provisions for interest on own capital (R$ 1,492 million).

PETROBRAS SYSTEM	Financial Performance

Net income in the 3Q-2008 totaled R$ 10,852 million, 24% above the R$ 8,783 million posted in the 2Q-2008 due to the factors listed below:

• A R$ 535 million reduction in gross profit:

	R$ million
		Changes
	3Q-2008 x 2Q-2008

Main Items	Net	Cost of	Gross Profit
	Revenues	Goods Sold
. Domestic Market: - volumes sold	1,944	(1,241)	703
- domestic price	2,472	-	2,472
. International Market: - export volumes	469	(126)	343
- export price	(217)	-	(217)
. Increase in expenses:(*)	-	(3,780)	(3,780)
. Increase in profitability of distribution segment	122	(55)	67
. Decrease in profitability of trading operations	(1,000)	238	(762)
. Decrease in international sales	506	(1,146)	(640)
. FX effect on controlled companies abroad	7,652	(6,742)	910
. Other	942	(573)	369

	12,890	(13,425)	(535)

(*) Expenses Composition:	Value
- import of crude oil and oil products and gas (1)	(1,626)
- domestic Government Take	(1,114)
- non-oil products, including alcohol, biodiesel and other	(401)
- transportation: maritime and pipelines (2)	(272)
- materials, services and depreciation	(113)
- salaries, benefits and charges	71
- generation and purchase of energy for commercialization	(223)
- third-party services	(102)

(3,780)

(1) CIF Values.
(2) Expenditures on cabotage, terminals and pipelines

PETROBRAS SYSTEM	Financial Performance

• A R$ 2,386 million increase in the following operating expenses:

• Selling expenses (R$ 132 million), due to the increase in sales volume;

• General and administrative expenses (R$ 386 million) due to expenses with technical consulting, auditing and data-processing services and the exchange impact on the expenses of foreign subsidiaries;

• Exploration costs (R$ 297 million) from the write-off of dry and non-commercial wells, as well as geological and geophysical costs in Brazil (R$ 135 million), plus higher exploration costs abroad (R$ 134 million);

• Other operating expenses (R$ 1,422 million) due to the increase in thermal plant operating expenses, contractual fines related to natural gas supply, pay rises and benefits established by collective bargaining agreements, the adjustment to market value of foreign subsidiaries’ oil and oil product inventories, and expenses associated with institutional relations and cultural projects, as well as projects associated with health, safety and the environment, totaling R$1,011 million.

• Reversal of the financial result (R$ 4,645 million) due to FX gains on financial investments abroad and the use of funds held by International subsidiaries to acquire E&P equipment for use in Brazil and in commercial activities.

• Increased equity income (R$ 281 million), chiefly due to greater FX gains on foreign subsidiaries’ shareholders equity.

• A negative impact on the non-operating result (R$ 443 million), primarily due a gain on changes in capital structure on controlled companies in shareholdings in the 2Q-2008 (R$ 409 million).

PETROBRAS SYSTEM	Operating Performance

Physical Indicators (*)
	3rd Quarter				Jan-Sep

2Q-2008	2008	2007	Δ %		2008	2007	Δ %

Exploration & Production - Thousand bpd
				Domestic Production
1,854	1,883	1,797	5	Oil and NGL	1,851	1,796	3
321	330	271	22	Natural Gas (1)	318	271	17
2,175	2,213	2,068	7	Total	2,169	2,067	5
				Consolidated - International Production
104	110	111	(1)	Oil and NGL	107	113	(5)
96	100	114	(12)	Natural Gas (1)	100	110	(9)
200	210	225	(7)	Total	207	223	(7)
14	14	16	(13)	Non Consolidated - Internacional Production (2)	14	16	(13)

214	224	241	(7)	Total International Production	221	239	(8)

2,389	2,437	2,309	6	Total production	2,390	2,306	4

(1) Does not include liquified gas and includes re-injected gas
(2) Non consolidated companies in Venezuela,

Refining, Transport and Supply - Thousand bpd
441	423	412	3	Crude oil imports	405	387	5
167	270	201	34	Oil products imports	222	153	45

608	693	613	13	Import of crude oil and oil products	627	540	16

425	457	392	17	Crude oil exports	399	364	10
245	200	278	(28)	Oil products exports	234	265	(12)

670	657	670	(2)	Export of crude oil and oil products (3)	633	629	1

62	(36)	57	(163)	Net exports (imports) crude oil and oil products	6	89	(93)

197	213	180	18	Import of gas and others	201	161	25
6(3)	3(3)	8	(63)	Other exports	4(3)	4	-
2,050	2,006	2,027	(1)	Output of oil products	1,988	2,046	(3)
1,846	1,821	1,806	1	• Brazil	1,814	1,794	1
204 (7)	185	221	(16)	• International	174	252	(31)
2,223	2,223	2,167	3	Primary Processed Installed Capacity	2,223	2,167	3
1,942	1,942	1,986	(2)	• Brazil (4)	1,942	1,986	(2)
281	281	181	55	• International	281	181	55
				Use of Installed Capacity (%)
95	93	91	2	• Brazil	92	90	2
63 (7)	63	93	(30)	• International	60	85	(25)
77	76	78	(2)	Domestic crude as % of total feedstock processed	78	78	-
(3) Volumes of oil and oil products exports include ongoing exports.
(4) As per ownership recognized by the ANP.
Sales Volume - Thousand bpd
754	792	734	8	Diesel	749	692	8
302	323	290	11	Gasoline	308	299	3
95	103	109	(6)	Fuel Oil	99	104	(5)
152	141	165	(15)	Nafta	153	165	(7)
217	224	216	4	GLP	213	207	3
75	75	69	9	QAV	75	68	10
169	132	184	(28)	Other	156	171	(9)

1,764	1,790	1,767	1	Total Oil Products	1,753	1,706	3
91	97	61	59	Alcohol, Nitrogens, Biodiesel and others	88	57	54
315	328	258	27	Natural Gas	315	239	32

2,170	2,215	2,086	6	Total domestic market	2,156	2,002	8
677	660	678	(3)	Exports	637	633	1
631	580	560	4	International Sales	589	622	(5)

1,308	1,240	1,238	-	Total international market	1,226	1,255	(2)

3,478	3,455	3,324	4	Total	3,382	3,257	4

PETROBRAS SYSTEM	Operating Performance

Price and Cost Indicators (*)
3rd Quarter					Jan-Sep

2Q-2008	2008	2007	Δ %		2008	2007	Δ %

Average Oil Products Realization Prices
178.03	187.02	155.97	20	Domestic Market (R$/bbl)	176.38	154.21	14

Average sales price - US$ per bbl
				Brazil
105.46	100.58	64.42	56	Crude Oil (US$/bbl)(5)	97.51	56.52	73
39.01	51.01	36.98	38	Natural Gas (US$/bbl) (6)	42.63	35.25	21
				International
75.41	68.74	54.12	27	Crude Oil (US$/bbl)	69.19	47.59	45
17.88	15.67	16.06	(2)	Natural Gas (US$/bbl)	16.82	15.76	7
(5) Average of the exports and the internal transfer prices from E&P to Supply.
(6) Internal transfer prices from E&P to Gas & Energy.

Costs - US$/barrel
				Lifting cost:
				• Brazil
9.88	10.21	7.65	33	• • without government participation	9.60	7.40	30
31.08	30.27	20.13	50	• • with government participation	28.77	18.12	59
4.37	5.16	4.20	23	• International	4.52	4.10	10
				Refining cost
3.53	3.46	2.55	36	• Brazil	3.53	2.59	36
5.43 (7)	6.32	3.34	89	• International	5.94	2.83	110
702	853	647	32	Corporate Overhead (US$ million) Parent Company	2.203	1.722	28

Costs - R$/barrel
				Lifting cost
				• Brazil
16.34	17.61	14.66	20	• • without government participation	16.40	14.77	11
51.14	54.40	37.92	43	• • with government participation	49.68	35.71	39
				Refining cost
5.84	5.94	4.91	21	• Brazil	6.02	5.19	16

(7) Adjustment/elimination of 1 month delay from Japan Refinery information retroactive to April/2008.

PETROBRAS SYSTEM	Operating Performance

Exploration and Production - thousand barrels/day

Increased output from FPSO-Cidade do Rio de Janeiro (Espadarte) and the start-up of the Cidade de Vitória (Golfinho), P-52 (Roncador) and P-54 platforms (Roncador) in the 4Q-2007 more than offset the natural decline in mature fields.

Increased output from new systems, especially P-52 and P-54 platforms (Roncador), more than offset the natural decline in the mature fields.

International oil production by consolidated companies fell due to the reduction in reservoir pressure in the USA, associated with lower output from mature fields in Argentina, Angola and Colombia, offset by the startup of production in Nigeria on July 29, 2008.

Gas production by consolidated companies decreased by 9%, also due to reduced reservoir pressure in the USA.

International oil production by the consolidated companies increased due to the start-up of production in the Agbami field in Nigeria on July 29, 2008, the return to normal operations in Argentina after a 25-day strike, which affected production in May/08, offset by the Ike and Gustav hurricanes that jeopardized production in the USA.

Gas production by the consolidated companies climbed by 4% due to the growth in Argentina, offset by the reduction in the USA, as mentioned above.

PETROBRAS SYSTEM	Operating Performance

Refining, Transportation and Supply – thousand barrels/day

The year-on-year increase in the first nine months was due to the lower number of scheduled stoppages in refineries and their increased reliability.

Domestic processed crude in the 3Q-2008 remained flat over the 2Q-2008, as expected.

Processed crude in the overseas refineries fell 13% due to the sale of the Bolivian refineries in 2007, the stoppages in the Argentinean and U.S. refineries and the passage of hurricane Ike in September 2008, partially offset by output from the Japanese refinery acquired in April/08.

In the 3Q-2008, processed crude in the overseas refineries fell 9% due to the passage of hurricane Ike, in addition to repairs to the catalytic cracking plant in the USA.

Costs

Lifting Cost (US$/barrel)

Excluding the impact of the appreciation of the Real, the lifting cost in Brazil climbed by 18% year-on-year in the 9M-2008 due to the higher number of interventions and scheduled stoppages in the production units, the pay rises related to the 2007/08 and 2008/09 labor agreements, the expansion of the workforce and the higher initial unit cost of the new production systems, which will gradually come down as production moves up.

Excluding the impact of the depreciation of the Real, the unitary lifting cost in Brazil increased by 4% quarter-over-quarter due to the pay rise established by the 2008/2009 labor agreement and higher expenses from intervention and maintenance in the Marlim, Roncador, Marlim Sul and Jubarte fields.

PETROBRAS SYSTEM	Operating Performance

The year-on-year increase in the 9M-2008 lifting cost was due primarily to the higher taxes caused by 70% increase in the average Brazilian oil price used to calculate the government take, based on the international price, and the higher tax rate on the Roncador and Espadarte fields, due to the increase in production triggered by the new production systems, FPSO-Cidade do Rio de Janeiro, P-52 and P-54.

Excluding the effects of the depreciation of the Real, the unitary lifting cost rose 4% due to the increase in extraction costs, associated with the higher tax rate, especially in the Roncador Field, due to higher output from the platforms installed in the 4Q-2007.

The year-on-year increase in the international lifting cost was caused by higher costs from outsourced services and the pay rise in Argentina, as well as the increase in the price of maintenance and surveillance services in Colombia, partially offset by the reduction in transport services in the USA.

The quarter-over-quarter increase in the international lifting costs was due to price adjustments by Argentine material suppliers and service providers in August/08 and increased workover activities in Colombia.

PETROBRAS SYSTEM	Operating Performance

Refining Cost (US$/barrel)

Excluding the impact of the appreciation of the Real, the domestic refining cost moved up 18% year-on-year due to higher personnel expenses, related to the 2007/08 and 2008/09 labor agreements, increased electricity costs, repair and conservation services, structural additions due to the more vigorous performance of the oil industry and more programmed stoppages in quality and conversion units.

Excluding the impact of the depreciation of the Real, the domestic refining cost fell 3% due to reduced expenses for maintenance and fewer programmed stoppages in quality and conversion units.

The international refining cost moved up due to higher costs in the USA caused by a programmed stoppage in the Pasadena refinery and technical problems in the FCC catalytic cracking unit associated with the slide in processed crude volume in 2008.

The quarter-over-quarter increase in the international refining cost was also due to higher costs in the USA, caused by repairs in the Pasadena refinery due to damages caused by hurricane Ike, technical problems in the FCC catalytic cracking unit and a reduction in processed crude volume in the 3Q-2008.

PETROBRAS SYSTEM	Operating Performance

Corporate Overhead – Parent Company (US$ million)

The increase was due to the growth in the Company’s operations and their greater complexity. Discounting the impact of the appreciation of the Real, corporate overhead moved up 12% year-on-year, due to higher expenses from data processing, specialized technical and administrative support services, advertising, the 2007/08 and 2008/09 labor agreement and the increase in workforce.

Discounting the depreciation of the Real against the dollar, corporate overhead moved up by 22% quarter-over-quarter, chiefly due to higher expenses from technical support associated with solutions management and systemic processes and the increase in personnel expenses due to the pay rise established by the 2008/09 labor agreement.

Sales Volume – thousand barrels/day

Domestic sales volume moved up 8% over the first nine months of 2007, led by diesel, aviation fuel and natural gas. The diesel increase was due to the improved performance of the economy, especially agribusiness, and the increased use of emergency diesel-driven thermal plants, while aviation fuel sales were pushed by the expansion of tourism, leveraged by economic growth and the appreciation of the Real for most of the year. Gas sales increased by 32% due to higher sales to thermal plants and the increased supply of imported and domestic gas (Manati field and Espírito Santo Basin).

International sales volume fell 5% year-on-year due to the programmed stoppage in the Pasadena refinery, the sale of the Bolivian refineries in 2007 and the reduction in Bolivian gas and oil sales volume due to the new operational agreements, offset by output from the Japanese refinery as of the 2Q-2008.

Domestic sales volume moved up 2% over the 2Q-2008, led by diesel, gasoline and fuel oil. The diesel increase was due to the normal seasonal upturn in consumption caused by the planting of the grain harvest and strong industrial activity. The higher gasoline volume was triggered by the increase in ethanol prices in certain states and cut-backs by other players. The increase in fuel oil was due to the startup of Alunorte units, growth in industrial activity as a whole and the manufacturing industry in particular, and higher consumption by Ultrafértil.

International sales fell 8% over the 2Q-2008 due to the decline in offshore operations, aimed at capturing commercial opportunities abroad.

PETROBRAS SYSTEM	Operating Performance

Result by Business Area R$ million (1)
3rd Quarter					Jan-Sep

2Q-2008	2008	2007	Δ %		2008	2007	Δ %

11,557	10,691	7,257	47	EXPLORATION & PRODUCTION	31,678	18,756	69
(49)	(1,969)	1,274	(255)	SUPPLY	(2,586)	5,683	(146)
237	(98)	(364)	(73)	GAS AND ENERGY	(257)	(895)	(71)
311	308	269	14	DISTRIBUTION	932	673	38
293	79	(57)	(239)	INTERNATIONAL (2)	422	(83)	(608)
(2,621)	1,524	(2,473)	(162)	CORPORATE	(2,538)	(6,850)	(63)
(945)	317	(378)	(184)	ELIMINATIONS	(1,091)	(825)	32

8,783	10,852	5,528	96	CONSOLIDATED NET INCOME	26,560	16,459	61

(1) Comments on the results by business area begin on page 18 and their respective financial statements on page 28.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods are influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

PETROBRAS SYSTEM	Operating Performance

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the various areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

The higher year-on-year result was due to the increase in average domestic oil prices and the 3% increase in daily oil and NGL production

Part of these effects were offset by the higher government take and the increase in exploration costs, the latter due to the write-off of dry and non-commercial wells.

The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$ 10.61/bbl in the first nine months of 2007, to US$ 13.51/bbl in the first nine months of 2008.

The quarter-over-quarter reduction was due to the decline in international oil prices, associated with the following factors:

  The higher government take;
  Higher exploration costs from the write-off of dry or non-commercial wells, as well as geological and geophysical costs;
  Expenses related to the 2008/09 labor agreement.

Part of these effects were offset by the 2% increase in total oil and NGL production and the reduction in the spread between the average domestic oil sale/transfer price and the average Brent price narrowed from US$ 15.92/bbl in the 2Q-2008 to US$ 14.20/bbl in the 3Q-2008.

PETROBRAS SYSTEM	Operating Performance

The year-on-year reduction in the Supply result in the 9M-2008 was due to higher oil acquisition/transfer costs and the increase in oil product import costs, reflecting the behavior of international prices.

These effects were partially offset by the increase in oil product average realization prices in Brazil and abroad.

The quarter-on-quarter decline was due to:

  The liquidation, in the 3Q-2008, of inventories acquired at a higher cost in the previous quarter;
  Expenses related to the 2008/2009 labor agreement;
  Provisions for the reduction of inventories to market value;
  Gains from the changes in capital structure on controlled companies (R$ 409 million) booked under non-operating result in the 2Q- 2008;
  Reduction in results from equity income in companies reflecting the impact of the devaluation of the Real against the Dollar on the debt of the investees.

These effects were partially offset by higher average realization prize of oil products in domestic market and higher sales volumes.

The year-on-year reduction in the negative gas and energy result was due to the wider gas sales margin, influenced by higher realization prices, and the increase in electricity and natural gas sales volume.

These effects were partially offset by the increase in contractual fines and charges related to natural gas supply.

The quarter-on-quarter decline was due to:

  Lower electricity sales margins;
  The increase in the average acquisition cost of national and imported natural gas;
  Higher operating expenses from thermal plants and contractual fines and charges related to natural gas supply.

These effects were partially offset by the increase in the average natural gas sales.

PETROBRAS SYSTEM	Operating Performance

The result was positively impacted by the 12% increase in sales volume, which helped raise the Company’s share of the fuel market from 34.1% in the first nine months of 2007 to 35.0% in the same period of 2008.

The quarter-over-quarter decline was due to the margin compression as a result of sharper competition and higher SG&A expenses, partially offset by the 6% rise in sales volume.

The segment recorded a 34.8% share of the national fuel distribution market, versus 34.5% in the 2Q-2008.

The year-on-year increase was caused by higher oil and oil product prices, associated with lower exploration costs in Turkey, Argentina and the USA, as well as the incorporation of Nigerian production, the acquisition of the Okinawa refinery and the improved contractual conditions in Bolivia as of May 2007.

These effects were partially offset by i) lower sales margin and volume in the USA (R$ 516 million); ii) the constitution of provisions for royalty contingencies. (R$ 173 million); iii) provisions for the reduction of inventories to market value (R$ 96 million); iv) lower capital gains as a result of the sale of companies in Bolivia and Argentina in 2007 (R$ 88 million).

The quarter-on-quarter downturn was due to:

  Lower oil sales margins in Argentina and lower oil product sales margins in the USA;
  Higher exploration costs in Angola, Nigeria, Colombia and the USA;
  Provisions for the reduction of inventories to market value.

PETROBRAS SYSTEM	Operating Performance

These effects were offset by the impact of the depreciation of the Real against the dollar on the conversion of accounting statements.

The lower negative result was due to the following factors:

  The reduction in expenses from the amendments to the Petros Plan regulations (R$ 642 million) and the commitments listed in the Reciprocal Obligation Agreement (R$ 697 million) in 2007;
  Reduction in tax expenses due to the extinction of the CPMF financial transaction tax, partially offset by the increase in the IOF financial operations tax;
  Reversal of the net financial result (R$ 3,802 million), as detailed on page 7.

The result obtained in the 3Q-2008 was due to the reversal of the net financial result (R$ 4,645 million), as detailed on page 9, associated with the effect of FX gains on foreign investments.

These effects were partially offset by higher operating expenses associated with third-party services and the 2008/09 labor agreement.

PETROBRAS SYSTEM	Desempenho Operacional

Consolidated Debt

	R$ million

	09.30.2008	06.30.2008	Δ %
Short-term Debt (1)	12,048	8,699	38

Long-term Debt (1)	36,277	33,256	9

Total	48,325	41,955	15

Cash and cash equivalents	10,776	11,046	(2)

Net Debt (2)	37,549	30,909	21

Net Debt/(Net Debt + Shareholder's Equity) (1)	21%	19%	2

Total Net Liabilities (1) (3)	262,450	240,420	9

Capital Structure (third parties net / total liabilities net)	46%	46%	-

(1)	Includes debt from leasing contracts (R$ 1,282 million on September 30, 2008 and R$ 1,202 million on June 30, 2008).
(2)	Total debt less cash and cash equivalents.
(3)	Total liabilities net of cash/financial investments.

The net debt of the Petrobras System rose by 21% over June 30, 2008 due to the period depreciation of the Real and increased funding for the SPEs.

The level of indebtedness, measured by the net debt/EBITDA ratio, increased from 0.48, on June 30, 2008, to 0.59 on September 30, 2008. The portion of the capital structure represented by third parties was 46%, remaining flat over to June 30, 2008.

PETROBRAS SYSTEM	Desempenho Operacional

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners. On September 30, 2008, total investments amounted to R$ 34.050 million, 11% up on the total on September 30, 2007.

R$ million
	Jan-Sep
	2008	%	2007	%	Δ %
• Own Investments	29,502	86	26,060	85	13

Exploration & Production	15,775	46	14,295	47	10
Supply	6,423	19	4,607	15	39
Gas and Energy	2,207	6	1,057	3	109
International	4,071	12	4,867	16	(16)
Distribution	319	1	702	2	(55)
Corporate	707	2	532	2	33

• Special Purpose Companies (SPCs)	3,685	11	4,205	14	(12)

• Projects under Negotiation	863	3	341	1	153

Total Investments	34,050	100	30,606	100	11

R$ million
	Jan-Sep
	2008	%	2007	%	Δ %
International
Exploration & Production	3,379	83	4,330	89	(22)
Supply	396	10	295	6	34
Gas and Energy	178	4	85	2	109
Distribution	15	-	40	1	(63)
Others	103	3	117	2	(12)

Total Investments	4,071	100	4,867	100	(16)

R$ million
			Jan-Sep
	2008	%	2007	%	Δ %
Projects Developed by SPCs
Gasene	786	21	969	23	(19)
CDMPI	504	14	455	11	11
PDET Off Shore	306	8	555	13	(45)
Codajás	926	26	-	-	-
Mexilhão	478	13	387	9	24
Marlim Leste	419	11	766	18	(45)
Malhas	266	7	699	17	(62)
Amazônia	-	-	374	9	(100)

Total Investments	3,685	100	4,205	100	(12)

In line with its strategic objectives, PETROBRAS acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 108 consortiums. These ventures will require total investments of around US$ 11,099 million by the end of the current year.

PETROBRAS SYSTEM	Financial Statements

Income Statement – Consolidated

R$ million
3rd Quarter				Jan-Sep

2Q-2008	2008	2007		2008	2007

67,014	81,482	56,572	Gross Operating Revenues	207,654	160,332
(12,444)	(14,022)	(12,103)	Sales Deductions	(38,733)	(35,171)

54,570	67,460	44,469	Net Operating Revenues	168,921	125,161
(33,332)	(46,757)	(27,264)	Cost of Goods Sold	(109,728)	(75,445)

21,238	20,703	17,205	Gross profit	59,193	49,716
			Operating Expenses
(1,723)	(1,855)	(1,635)	Sales	(5,170)	(4,493)
(1,608)	(1,994)	(1,555)	General and Administratives	(5,167)	(4,598)
(594)	(891)	(453)	Exploratory Cost	(2,170)	(1,499)
(373)	(478)	(410)	Research & Development	(1,269)	(1,220)
(126)	(170)	(329)	Taxes	(446)	(951)
(356)	(356)	(1,147)	Pension and Health Plan	(1,068)	(2,052)
(956)	(2,378)	(1,390)	Other	(4,477)	(4,436)

(5,736)	(8,122)	(6,919)		(19,767)	(19,249)

			Net Financial Expenses
381	392	529	Income	1,478	1,612
(836)	(1,000)	(721)	Expenses	(2,650)	(2,372)
(150)	(27)	(12)	Net Monetary Variation	(336)	(74)
(1,197)	3,478	(887)	Net Exchange Variation	2,149	(2,327)

(1,802)	2,843	(1,091)		641	(3,161)

(7,538)	(5,279)	(8,010)		(19,126)	(22,410)
(143)	138	(202)	Participation in Equity Income	7	(389)

13,557	15,562	8,993	Operating Profit	40,074	26,917
413	(30)	(139)	Non-operating Income (Expenses)	372	(88)
(4,557)	(5,641)	(2,779)	Income Tax & Social Contribution	(14,169)	(8,915)
(630)	961	(547)	Minority Interest	283	(1,455)

8,783	10,852	5,528	Net Income	26,560	16,459

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Balance Sheet – Consolidated

Assets	R$ million
	09.30.2008	06.30.2008

Current Assets	64,885	60,005

Cash and Cash Equivalents	10,776	11,046
Accounts Receivable	16,924	15,601
Inventories	25,977	22,999
Marketable Securities	364	176
Taxes Recoverable	7,725	7,142
	3,119	3,041
Long-term Assets	207,060	190,259

Long-term Assets	22,310	22,001

Petroleum & Alcohol Account	805	801
Advances to Suppliers	410	366
Marketable Securities	3,511	3,616
Deferred Taxes and Social Contribution	10,072	9,070
Advance for Pension Plan	1,385	1,347
Prepaid Expenses	1,416	1,414
Accounts Receivable	2,043	2,654
Deposits - Legal Matters	1,743	1,722
Other	925	1,011

Investments	7,762	7,651
Fixed Assets	168,178	152,272
Intangible	6,438	5,751
Deferred	2,372	2,584

Total Assets	271,945	250,264

Liabilities	R$ million
	09.30.2008	06.30.2008

Current Liabilities	52,348	44,539

Short-term Debt	11,564	8,301
Suppliers	17,421	16,664
Taxes and Social Contribution	13,654	11,430
Project Finance	334	238
Pension and Health Plan	946	879
Salaries, Benefits and Charges	2,282	1,942
Other	6,147	5,085
Non Current Liabilities	71,169	67,191

Long-term Debt	35,479	32,452
Pension Fund	4,669	4,658
Health Plan	10,099	9,830
Deferred Taxes and Social Contribution	11,911	11,930
Other	9,011	8,321
Deferred Income	1,770	2,246
Minority interest	6,209	6,580
Shareholders’ Equity	140,449	129,708

Capital Stock	78,967	78,967
Reserves	34,922	35,033
Net Income	26,560	15,708

Total Liabilities	271,945	250,264

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Statement of Cash Flow – Consolidated

R$ million
3rd Quarter				Jan-Sep

2Q-2008	2008	2007		2008	2007

8,783	10,852	5,528	Net Income	26,560	16,459
3,105	2,161	4,134	(+) Adjustments	8,113	14,082

2,629	3,099	2,789	Depreciation & Amortization	8,260	7,854
(1,890)	5,429	(351)	Charges on Financing and Connected Companies	4,253	(1,575)
630	(961)	547	Minority interest	(283)	1,455
143	(138)	202	Result of Equity Income	(7)	389
3,243	(6,756)	1,597	Foreign Exchange on Fixed Assets	(3,029)	5,477
321	(206)	1,013	Deferred Income Tax and Social Contribution	852	502
(3,085)	(2,917)	(318)	Inventory Variation	(7,799)	(1,342)
1,926	394	(417)	Supplier Variation	3,142	(143)
366	346	1,166	Pension and Health Plan Variation	1,041	2,238
(1,178)	3,871	(2,094)	Other Adjustments	1,683	(773)
11,888	13,013	9,662	(=) Cash Generated by Operating Activities	34,673	30,541
(10,969)	(14,127)	(12,928)	(-) Cash used in Investment Activities	(35,167)	(31,317)

(5,412)	(6,533)	(5,672)	Investment in E&P	(17,286)	(15,057)
(2,255)	(3,505)	(1,715)	Investment in Refining and Transportation	(8,140)	(5,236)
(1,481)	(1,520)	(763)	Investment in Gas and Energy	(4,437)	(3,185)
(797)	(71)	(198)	Investiments in Distribution	(950)	(356)
(1,155)	(1,832)	(1,070)	Investment in International Segment	(4,185)	(3,911)
206	(84)	(3,148)	Marketable Securities	637	(2,984)
216	(166)	(67)	Dividends	87	83
(291)	(416)	(295)	Other investments	(893)	(671)

919	(1,114)	(3,266)	(=) Free cash flow	(494)	(776)
(1,433)	844	(372)	(-) Cash used in Financing Activities	(1,801)	(12,837)
678	846	(371)	Financing	4,386	(5,364)
(2,111)	(2)	(1)	Dividends	(6,187)	(7,473)
(514)	(270)	(3,638)	(=) Cash generated in the period	(2,295)	(13,613)

11,560	11,046	17,854	Cash at the Beginning of Period	13,071	27,829
11,046	10,776	14,216	Cash at the End of Period	10,776	14,216

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Statement of Added Value – Consolidated

	R$ million
	Jan-Sep
	2008	2007
Description
Sales of Products and Services and Non-Operating Incomes*	209,154	161,768
Raw Materials Used	(29,115)	(19,575)
Products for Resale	(48,501)	(27,050)
Materials, Energy, Services & Other	(16,350)	(18,616)

Added Value Generated	115,188	96,527

Depreciation & Amortization	(8,260)	(7,854)
Participation in Equity Income, Goodwill & Negative Goodwill	7	(390)
Financial Revenue	4,618	1,690
Rent and Royalties	474	385

Total Distributable Added Value	112,027	90,358

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	9,418	10,020

	9,418	10,020

Government Entities
Taxes, Fees and Contributions	48,091	41,148
Government Take	18,304	11,192

	66,395	52,340

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Changes	3,976	4,773
Rent and Freight Expenses	5,961	5,311

	9,937	10,084

Shareholders
Minority Interest	(283)	1,455
Dividends/Interest on Own Capital	-	4,387
Retained Earnings	26,560	12,072

	26,277	17,914

Distributed Added Value	112,027	90,358

* Net of Provisions for Doubtful Debts.

PETROBRAS SYSTEM	Financial Statements

Consolidated Result by Business Area - Jan-Sep/2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	84,810	136,552	11,442	41,140	18,857	-	(123,880)	168,921

Intersegments	83,632	36,244	1,442	836	1,726	-	(123,880)	-
Third Parties	1,178	100,308	10,000	40,304	17,131	-	-	168,921
Cost of Goods Sold	(32,379)	(136,214)	(9,900)	(37,661)	(15,600)	-	122,026	(109,728)

Gross Profit	52,431	338	1,542	3,479	3,257	-	(1,854)	59,193
Operating Expenses	(3,767)	(4,368)	(1,858)	(2,089)	(2,246)	(5,638)	199	(19,767)
Sales, General & Administrative	(509)	(3,501)	(741)	(2,042)	(1,256)	(2,482)	194	(10,337)
Taxes	(47)	(71)	(34)	(18)	(118)	(158)	-	(446)
Exploratory Costs	(1,702)	-	-	-	(468)	-	-	(2,170)
Research & Development	(637)	(254)	(80)	(10)	(3)	(285)	-	(1,269)
Health and Pension Plans	-	-	-	-	-	(1,068)	-	(1,068)
Other	(872)	(542)	(1,003)	(19)	(401)	(1,645)	5	(4,477)

Net Operating Profit (Loss)	48,664	(4,030)	(316)	1,390	1,011	(5,638)	(1,655)	39,426
Interest Income (Expenses)	-	-	-	-	-	641	-	641
Equity Income	-	(273)	(16)	24	65	207	-	7
Non-operating Income (Expenses)	(4)	370	20	(14)	(7)	7	-	372

Income (Loss) Before Taxes and Minority Interests		(3,933)	(312)	1,400	1,069	(4,783)	(1,655)	40,446
	48,660
Income Tax & Social Contribution	(16,545)	1,244	101	(468)	(483)	1,418	564	(14,169)
Minority Interests	(437)	103	(46)	-	(164)	827	-	283

Net Income (Loss)	31,678	(2,586)	(257)	932	422	(2,538)	(1,091)	26,560

Consolidated Result by Business Area - Jan-Sep/2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	57,720	97,370	7,252	32,758	14,151	-	(84,090)	125,161

Intersegments	53,839	26,559	1,686	550	1,456	-	(84,090)	-
Third Parties	3,881	70,811	5,566	32,208	12,695	-	-	125,161
Cost of Goods Sold	(25,341)	(85,000)	(6,420)	(29,655)	(11,709)	-	82,680	(75,445)

Gross Profit	32,379	12,370	832	3,103	2,442	-	(1,410)	49,716
Operating Expenses	(2,863)	(3,843)	(1,734)	(2,058)	(1,869)	(7,040)	158	(19,249)
Sales, General & Administrative	(473)	(3,026)	(745)	(1,772)	(1,052)	(2,180)	157	(9,091)
Taxes	(31)	(111)	(75)	(132)	(102)	(500)	-	(951)
Exploratory Costs	(826)	-	-	-	(673)	-	-	(1,499)
Research & Development	(606)	(231)	(133)	(8)	(3)	(239)	-	(1,220)
Health and Pension Plan	-	-	-	-	-	(2,052)	-	(2,052)
Other	(927)	(475)	(781)	(146)	(39)	(2,069)	1	(4,436)

Net Operating Profit (Loss)	29,516	8,527	(902)	1,045	573	(7,040)	(1,252)	30,467
Interest Income (Expenses)	-	-	-	-	-	(3,161)	-	(3,161)
Equity Income	-	82	29	(12)	(19)	(469)	-	(389)
Non-operating Income (Expenses)	(192)	2	2	(7)	85	22	-	(88)

Income (Loss) Before Taxes and Minority Interests	29,324	8,611	(871)	1,026	639	(10,648)	(1,252)	26,829
Income Tax & Social Contribution	(9,970)	(2,900)	306	(353)	(412)	3,987	427	(8,915)
Minority Interests	(598)	(28)	(330)	-	(310)	(189)	-	(1,455)

Net Income (Loss)	18,756	5,683	(895)	673	(83)	(6,850)	(825)	16,459

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

EBITDA(1) Consolidated Statement by Business Area - Jan - Sep/2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Operating Profit (Loss)	48,664	(4,030)	(316)	1,390	1,011	(5,638)	(1,655)	39,426

Depreciation / Amortization	4,316	1,690	638	266	1,028	322	-	8,260

EBITDA (1)	52,980	(2,340)	322	1,656	2,039	(5,316)	(1,655)	47,686

(1) Operating income before the financial results and equity income excluding depreciation /amortization.

Statement of Other Operating Income (Expenses) - Jan - Sep/2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Institutional relations and cultural projects	(59)	(44)	(5)	(46)	-	(713)	-	(867)
Labor Agreement	(256)	(82)	(19)	-	(18)	(167)	-	(542)
Thermoelectric	-	-	(443)	-	-	-	-	(443)

Losses and Contingencies related to Legal Proceedings	(25)	(60)	(3)	(24)	(174)	(119)	-	(405)
Fines and Contractual Charges	-	-	(375)	-	-	-	-	(375)
HSE Expenses	(44)	(61)	(3)	-	-	(189)	-	(297)
Inventory adjustment	-	(197)	-	-	(96)	-	-	(293)
Non programmed stoppages in installations and production
equipment	(58)	(60)	-	-	-	-	-	(118)

Contractual losses from ship-or-pay transport services	-	-	-	-	(77)	-	-	(77)

Other	(430)	(38)	(155)	51	(36)	(457)	5	(1,060)

	(872)	(542)	(1.003)	(19)	(401)	(1,645)	5	(4,477)

Income - Statement of Other Operating Revenues Income (Expenses) - Jan - Sep/2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	(57)	(47)	-	(39)	-	(680)	-	(823)
Labor Agreement	(114)	(55)	(11)	-	(8)	(99)	-	(287)
Thermoelectric	-	-	(394)	-	-	-	-	(394)

Losses and Contingencies related to Legal Proceedings	(142)	(41)	-	(57)	(11)	(11)	-	(262)
Fines and Contractual Charges	-	-	(263)	-	-	-	-	(263)
HSE Expenses	(13)	(87)	(3)	-	(11)	(216)	-	(330)
Non programmed stoppages in installations and production
equipment	(23)	(74)	-	-	-	-	-	(97)

Contractual losses from ship-or-pay transport services	-	-	-	-	(68)	-	-	(68)

Expenses with Renegotiation of Petros Fund Plan	(220)	(129)	(12)	(40)	(8)	(642)	-	(1,051)
Others	(358)	(42)	(98)	(10)	67	(421)	1	(861)

	(927)	(475)	(781)	(146)	(39)	(2,069)	1	(4,436)

PETROBRAS SYSTEM	Financial Statements

Consolidated Assets by Business Area - 09.30.2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	106,637	67,453	33,667	10,610	29,497	35,380	(11,299)	271,945

CURRENT ASSETS	7,525	30,768	5,678	5,785	6,917	19,235	(11,023)	64,885

CASH AND CASH EQUIVALENTS	-	-	-	-	-	10,776	-	10,776
OTHER	7,525	30,768	5,678	5,785	6,917	8,459	(11,023)	54,109
NON-CURRENT ASSETS	99,112	36,685	27,989	4,825	22,580	16,145	(276)	207,060

LONG-TERM ASSETS	4,140	1,392	2,568	571	878	13,007	(246)	22,310
PROPERTY, PLANTS AND EQUIPMENT	91,580	31,347	24,389	2,842	16,172	1,878	(30)	168,178
OTHER	3,392	3,946	1,032	1,412	5,530	1,260	-	16,572

Consolidated Assets by Business Area - 06.30.2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	97,300	64,343	31,824	10,181	23,892	34,130	(11,406)	250,264

CURRENT ASSETS	6,675	30,211	5,603	5,441	5,579	17,707	(11,211)	60,005

CASH AND CASH EQUIVALENTS	-	-	-	-	-	11,046	-	11,046
OTHER	6,675	30,211	5,603	5,441	5,579	6,661	(11,211)	48,959
NON-CURRENT ASSETS	90,625	34,132	26,221	4,740	18,313	16,423	(195)	190,259

LONG-TERM ASSETS	3,912	1,276	2,119	536	993	13,339	(174)	22,001
PROPERTY, PLANTS AND EQUIPMENT	83,293	28,536	22,963	2,802	12,906	1,793	(21)	152,272
OTHER	3,420	4,320	1,139	1,402	4,414	1,291	-	15,986

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Consolidated Result by International Business Area- Jan-Sep/2008

	R$ MILLION INTERNATIONAL

			GAS
	E&P	SUPPLY	&	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY
ASSETS (09.30.2008)	19,688	7,721	2,816	881	3,192	(4,801)	29,497

Income Statement
Net Operating Revenues	4,296	12,475	1,544	3,862	3	(3,323)	18,857

Intersegments	2,176	2,407	367	99	-	(3,323)	1,726
Third Parties	2,120	10,068	1,177	3,763	3	-	17,131
Operating Profit (Loss)	1,295	(161)	283	104	(527)	17	1,011
Net Income (Loss)	692	(60)	165	75	(467)	17	422

Consolidated Result by International Business Area

	R$ MILLION INTERNATIONAL

			GAS
	E&P	SUPPLY	&	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY
ASSETS - (06.30.2008)	15,544	6,279	2,357	781	2,591	(3,660)	23,892

Income Statement - (Jan - Sep 2007)
Net Operating Revenues	3,489	9,355	1,491	2,661	25	(2,870)	14,151

Intersegments	1,989	2,048	266	23	-	(2,870)	1,456
Third Parties	1,500	7,307	1,225	2,638	25	-	12,695
Operating Profit (Loss)	476	222	377	(72)	(429)	(1)	573
Net Income (Loss)	(74)	156	261	(52)	(373)	(1)	(83)

PETROBRAS SYSTEM	Appendices

1. Petroleum and Alcohol Accounts – National Treasury

In order to settle the accounts with the Federal Government, in accordance with Provisional Measure No. 2181 of August 24, 2001, Petrobras, after having submitted all the information required by the National Treasury (STN), is seeking to reconcile the remaining differences between the parties.

The account balance of R$ 805 million on September 30, 2008 (R$ 801 million on June 30, 2008) may be paid by the Federal Government through the issuance of National Treasury bonds, in an amount equal to the final settlement amount or with other amounts that Petrobras may owe to the Federal Government, including those related to taxes, or through a combination of these options.

2. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, rates and social contributions, totaled R$ 44.473 millions.

R$ million
	3rd Quarter				Jan-Sep

2Q-2008	2008	2007	Δ %		2008	2007	Δ %

				Economic Contribution - Country
4,883	5,310	4,864	9	Value Added Tax on Sales and Services (ICMS)	14,743	13,480	9
1,422	1,230	1,976	(38)	CIDE (1)	4,596	5,802	(21)
3,214	3,631	3,066	18	PASEP/COFINS	9,891	8,789	13
4,265	5,439	2,545	114	Income Tax & Social Contribution	13,592	8,442	61
587	487	650	(25)	Other	1,651	1,964	(16)

14,371	16,097	13,101	23	Subtotal Country	44,473	38,477	16

1,037	1,729	959	80	Economic Contribution - Foreign	3,618	2,671	35

15,408	17,826	14,060	27	Total	48,091	41,148	17

(1) CIDE – ECONOMIC DOMAIN CONTRIBUTION CHARGE

PETROBRAS SYSTEM	Appendices

3. Government Take

R$ million
	3rd Quarter				Jan-Sep

2Q-2008	2008	2007	Δ %		2008	2007	Δ %

				Country
2,847	3,003	1,985	51	Royalties	8,246	5,392	53
3,313	3,664	1,955	87	Special Participation	9,406	5,111	84
26	25	28	(11)	Surface Rental Fees	83	86	(3)

6,186	6,692	3,968	69	Subtotal Country	17,735	10,589	67

161	262	117	124	Foreign	569	603	(6)

6,347	6,954	4,085	70	Total	18,304	11,192	64

The government take in the country increased by 67% year-on-year in the first nine months of 2008 due to the 43% increase in the reference price for local oil (R$ 155.12 versus R$ 108.42 in the first nine months of 2007), reflecting the average Brent price on the international market, and the increase in output, due to the operational start-up of the FPSO-Cidade do RJ (Espadarte), P-52 (Roncador) and P-54 (Roncador) platforms.

In the 3Q-2008, the government take in the country moved up 8% over the previous quarter, due to increased output from the recently installed platforms in the Roncador field, as well as the 1% increase in the reference price for local oil (R$ 162.30 in the 3Q-2008, versus R$ 160.59 in the 2Q-2008), reflecting the average Brent price on the international market.

4. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders' Equity	Result

. According to PETROBRAS information as of 09.30.2008	142,463	26,469
. Profit in the sales of products in affiliated inventories	(573)	(573)
. Reversal of profits on inventory in previous years	-	666
. Capitalized interest	(405)	23
. Absorption of negative net worth in affiliated companies *	(873)	(282)
. Other eliminations	(163)	257

. According to consolidated information as of 09.30.2008	140,449	26,560

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on December 31, 2007, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

5. Performance of Petrobras Shares and ADRs

		Nominal Change
	3rd Quarter			Jan-Sep

2Q-2008	2008	2007		2008	2007

25.91%	-25.21%	17.90%	Petrobras ON	-19.58%	27.18%
24.91%	-24.04%	14.64%	Petrobras PN	-20.59%	18.88%
38.73%	-37.95%	24.52%	ADR- Level III - ON	-23.72%	46.62%
36.85%	-35.43%	21.30%	ADR- Level III - PN	-22.22%	39.50%
6.64%	-23.80%	11.17%	IBOVESPA	-22.45%	35.96%
-7.44%	-4.40%	3.63%	DOW JONES	-18.20%	11.49%
0.61%	-8.77%	3.77%	NASDAQ	-21.13%	11.85%

Petrobras’ shares had a book value of R$ 16.24 on September 30, 2008.

PETROBRAS SYSTEM	Appendices

6. Assets/Liabilities Foreign Exchange Exposure

Assets	R$ million

	09.30.2008	06.30.2008

Current Assets	6,884	6,692

Cash and Cash Equivalents	2,153	2,312
Other Current Assets	4,731	4,380

Non-current Assets	26,498	20,227

Amounts invested abroad via
partner companies, in the international segment,
in E&P equipments to be used in Brazil and in
commercial activities.	25,878	19,271
Long-term Assets	570	487
Investments
Property, plant and equipament	50	469

Total Assets	33,382	26,919

Liabilities	R$ million

	09.30.2008	06.30.2008

Current Liabilities	(6,632)	(6,332)

Short-term Debt	(3,733)	(2,476)
Suppliers	(2,276)	(3,252)
Other Current Liabilities	(623)	(604)

Long-term Liabilities	(12,845)	(12,601)

Long-term Debt	(11,696)	(11,645)
Other Long-term Liabilities	(1,149)	(956)

Total Liabilities	(19,477)	(18,933)

Net Assets (Liabilities) in Reais	13,905	7,986

( + ) Investment Funds - Exchange	6	14
( - ) FINAME Loans - dollar-indexed reais	(328)	(272)

Net Assets (Liabilities) in Reais	13,583	7,728

* The results of investments in Exchange Funds are booked under Financial Revenue.

PETROBRAS	Financial Statements

Income Statement – Parent Company

R$ million
	3rd Quarter			Jan-Sep

2Q-2008	2008	2007		2008	2007

52,961	58,129	44,201	Gross Operating Revenues	155,950	123,880
(11,374)	(12,219)	(11,043)	Sales Deductions	(34,645)	(32,028)

41,587	45,910	33,158	Net Operating Revenues	121,305	91,852
(23,704)	(28,480)	(18,271)	Cost of Products Sold	(71,839)	(49,733)

17,883	17,430	14,887	Gross Profit	49,466	42,119
			Operating Expenses
(1,480)	(1,620)	(1,483)	Sales	(4,586)	(3,977)
(1,110)	(1,361)	(1,113)	General & Administrative	(3,565)	(3,177)
(521)	(643)	(376)	Exploratory Cost	(1,702)	(826)
(370)	(475)	(407)	Research & Development	(1,258)	(1,212)
(58)	(82)	(194)	Taxes	(230)	(534)
(337)	(335)	(1,086)	Health and Pension Plans	(1,008)	(1,935)
(1,098)	(1,922)	(1,209)	Other	(4,124)	(4,172)

(4,974)	(6,438)	(5,868)		(16,473)	(15,833)

			Net Financial
1,541	1,203	1,266	Income	4,105	3,220
(1,445)	(1,320)	(841)	Expenses	(3,698)	(2,164)
(152)	3,310	(1,390)	Net Monetary Variation	3,061	(3,512)
(2,262)	2,250	(1)	Net Exchange Variation	(198)	(70)

(2,318)	5,443	(966)		3,270	(2,526)

(7,292)	(995)	(6,834)		(13,203)	(18,359)
1,126	614	(253)	Paticipation in Equity Income	2,538	306

11,717	17,049	7,800	Operating Income	38,801	24,066
337	(23)	(15)	Non-operating Income (Expense)	315	(50)
(3,688)	(5,674)	(2,113)	Income Tax / Social Contribution	(12,647)	(7,156)

8,366	11,352	5,672	Net Income	26,469	16,860

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Balance Sheet – Parent Company

Assets	R$ million
	09.30.2008	06.30.2008

Current Assets	57,577	59,434

Cash and Cash Equivalents	7,770	17,358
Accounts Receivable	23,097	17,197
Inventories	19,972	17,665
Taxes Recoverable	59	542
Deferred Taxes & Social Contribution	4,687	4,596
Other	1,992	2,076
Non-current Assets	214,978	189,837

Long-term Assets	88,616	70,422

Petroleum & Alcohol Account	805	801
Subsidiaries and affiliated companies	70,331	52,767
Structured Projects	2,302	2,077
Advances to Suppliers	367	322
Marketable Securities	3,216	3,336
Advance for Pension Plan	1,385	1,347
Deferred Taxes and Social Contribution	7,118	6,520
Judicial Deposits	1,468	1,458
Anticipated Expenses	581	683
Other	1,043	1,111

Investments	29,495	28,659
Property, plant and equipment	93,013	86,886
Intangible	3,148	3,156
Deferred	706	714

Total Assets	272,555	249,271

Liabilities	R$ million
	09.30.2008	06.30.2008

Current Liabilities	92,934	80,938

Short-term Debt	3,267	2,845
Suppliers	65,141	47,865
Taxes & Social Contribution Payable	11,804	9,756
Dividends / Interest on Own Capital	-	-
Structured Projects	576	522
Health and Pension Plan	890	816
Clients Anticipation	236	199
Receivable Cash Flow	5,542	14,699
Other	5,478	4,236
Long-term Liabilities	36,481	36,773

Long-term Debt	5,562	5,920
Subsidiaries and affiliated companies	829	1,372
Pension plan	4,206	4,227
Health Care Benefits	9,324	9,074
Deferred Taxes & Social Contribution	10,049	9,652
Other	6,511	6,528
Deferred Income	677	451
Shareholders' Equity	142,463	131,109

Capital	78,967	78,967
Capital Reserves	37,027	37,025
Net Income	26,469	15,117

Total liabilities	272,555	249,271

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Statement of Cash Flow – Parent Company

R$ million
	3rd Quarter			Jan-Sep

2Q-2008	2008	2007		2008	2007

8,366	11,352	5,672	Net Income	26,469	16,860
4,470	2,517	2,275	(+) Adjustments	12,355	13,116

1,609	1,764	1,380	Depreciation & Amortization	4,914	4,122
(1)	(4)	(3)	Oil and Alcohol Accounts	(7)	(10)
4,273	14,861	(1,392)	Oil and Oil Products Supply - Foreign	25,293	3,225
3,986	(11,829)	1,617	Charges on Financing and Connected Companies	(8,022)	3,051
(5,397)	(2,275)	673	Other Adjustments	(9,823)	2,728
12,836	13,869	7,947	(=) Cash Generated by Operating Activities	38,824	29,976
(6,971)	(8,168)	(9,510)	(-) Cash used for Cap.Expend.	(22,400)	(19,618)

(4,179)	(4,253)	(3,957)	Investment in E&P	(12,361)	(10,541)
(1,490)	(2,905)	(1,679)	Investment in Supply	(6,680)	(4,731)
(694)	(905)	(528)	Investment in Gas and Energy	(2,302)	(1,358)
(3)	(2)	(14)	Investments in International Area	(17)	(22)
(706)	-	-	Investment in Distribution	(706)	-
(250)	(359)	(176)	Structured Projects - Net of Advance	(964)	(405)
452	554	77	Dividends	1,214	832
105	75	(3,104)	Marketable Securities	180	(2,889)
(206)	(373)	(129)	Other Investments	(764)	(504)

5,865	5,701	(1,563)	(=) Free Cash Flow	16,424	10,358
(3,595)	(15,289)	(2,634)	(-) Cash used in Financing Activities	(16,502)	(23,267)
2,270	(9,588)	(4,197)	(=) Cash Generated in the Period	(78)	(12,909)

15,088	17,358	11,387	Cash at the Beginning of Period	7,848	20,099
17,358	7,770	7,190	Cash at the End of Period	7,770	7,190

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Statement of Value Added - Parent Company

	R$ million
	Jan-Sep
	2008	2007
Description
Sale of products and services and non operating income*	157,000	124,821
Raw Materials Used	(16,702)	(10,461)
Products for Resale	(19,774)	(9,151)
Materials, Energy, Services & Others	(13,084)	(15,827)

Added Value Generated	107,440	89,382

Depreciation & Amortization	(4,914)	(4,121)
Participation in Equity Income, goodwill & negative goodwill	2,538	306
Financial Income	4,463	1,738
Rent and royalties	377	301

Total Distributable Added Value	109,904	87,606

Distribution of Added Value

Personnel
Salaries, Benefits and Charges	7,145	8,193

	7,145	8,193

Government Entities
Taxes, Fees and Contributions	48,888	40,974
Government Take	17,735	10,589

	66,623	51,563

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variations	1,193	4,187
Rent and Freight Expenses	8,474	6,803

	9,667	10,990

Shareholders
Dividends / interest on own capital	-	4,387
Net Income	26,469	12,473

	26,469	16,860

Value Added distributed	109,904	87,606

* Net of Provisions for Doubtful Debts.

PETROBRAS

http://www.petrobras.com.br/ri/english

Contacts:

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ - Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers should not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.